Exhibit 99.1

FANGDD ANNOUNCES US$21 MILLION CONVERTIBLE NOTE PRIVATE PLACEMENT

AND PROPOSED ISSUANCE OF CLASS C ORDINARY SHARES

SHENZHEN, China, January 13, 2023 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”), a leading property technology company in China, today announced that it had entered into a convertible note purchase agreement, under which the Company will sell and issue a convertible promissory note in a principal amount of US$21 million (the “Note”) to an investor through private placement. The closing of the transactions is subject to the satisfaction of customary closing conditions and is expected to take place in February 2023.

The Note will mature in six months following the issuance, bearing interest at the rate of 8% per annum which shall be payable on the maturity date. At the Company’s option, the term of the Note may be extended to a period no more than 364 days. At any time after the issuance and before the maturity date, the Note is convertible, in whole but not in part, into class A ordinary shares of the Company (the “Class A Ordinary Shares”) at the option of the holder thereof at a price equal to 64% of the higher of the following (adjusted by the ADS-to-share ratio): (i) the average closing price of the Company’s American depositary shares (the “ADSs”) for the last 5 days preceding the date of the conversion notice and (ii) US$0.47. Each ADS currently represents 375 Class A Ordinary Shares. Unless previously converted, the Company shall repay the outstanding principal amount plus all accrued but unpaid interest on the maturity date. The Note shall be an unsecured general obligation of the Company. Additional information regarding the private placement and the Note will be included in a Form 6-K to be filed by FangDD with the U.S. Securities and Exchange Commission (the “SEC”).

To maintain a stable corporate structure following the potential conversion of the Note, the Company has entered into a share subscription agreement, under which the Company has agreed to sell and issue up to 7,875,000 class C ordinary shares of the Company with the same rights, privileges and restrictions approved by the board of directors on November 29, 2022 to ZX INTERNATIONAL LTD, a British Virgin Islands company controlled by Mr. Xi Zeng, the chairman of the board of directors and chief executive officer of the Company, if the Company receives a conversion notice from the Note holder. The per share purchase price will be calculated based on the average closing price of the Company’s ADSs for the 30 trading days prior to the closing notice date and adjusted by the ADS-to-share ratio. Additional information regarding the Subscription Agreement will be included in a Form 6-K to be filed by FangDD with the SEC.

The sale and issuance of the Note (and the Class A Ordinary Shares upon conversion of the Note) and the class C ordinary shares are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering and is made in reliance on, and in compliance with, Regulation D and/or Regulation S under the Securities Act, as applicable.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a leading property technology company in China, operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com